SELLING SECURITYHOLDERS

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-72804

Prospectus Supplement No. 1
to
Prospectus Dated February 14, 2002

HNC SOFTWARE INC.

$150,000,000

5.25% Convertible Subordinated Notes due September 1, 2008

5,208,333

Shares of Common Stock issuable upon conversion of the Notes

     The following information supplements, and must be read in connection with, information contained in our prospectus, dated February 14, 2002. This prospectus supplement must be delivered with a copy of the prospectus. All capitalized terms not otherwise defined herein have the respective meanings ascribed to them in the prospectus. The following information should be read in conjunction with the information provided in the prospectus under the caption “Selling Securityholders”.

     Investing in the notes or our common stock involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 6 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission had approved or disapproved of these securities or passed upon adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is March 14, 2002.

SELLING SECURITYHOLDERS

     The table below presents the names of additional selling securityholders that were not named in the prospectus dated February 14, 2002 and includes the principal amounts of notes and number of shares of our common stock that each selling securityholder may offer under this prospectus supplement. The notes were originally issued by us and sold by the initial purchasers to qualified institutional buyers in transactions exempt from the registration requirements of the Securities Act. To our knowledge, except as disclosed below, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our affiliates.

     Beneficial ownership is determined under the rules of the SEC, and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the entities named in the table have sole voting and sole investment power with respect to all securities beneficially owned. The number of shares of common stock that may be sold is calculated based on the current conversion price of $28.80 per share. With the exception of St. Thomas Trading, Ltd., Pioneer High Yield Fund and Man Convertible Bond Master Fund, Ltd., if each selling securityholder named below converted all of its notes, each would own less than 1% of our outstanding common stock, based on 35,644,147 shares of our common stock outstanding as of February 28, 2002.

     We prepared the table based upon information provided to us by each selling securityholder as of approximately February 28, 2002. Since the selling stockholders provided this information, each of them may have sold, transferred or otherwise disposed of all or a portion of their notes in a transaction exempt from the registration requirements of the Securities Act. Because the selling securityholders are not obligated to sell the notes or the common stock issuable upon the conversion of the notes, we cannot estimate the amount of the notes or how many shares of our common that each selling securityholder will beneficially own after this offering. Information about the selling securityholders may change over time and we may continue to update, amend or supplement the prospectus to update selling securityholder information. In addition, the conversion ratio, and therefore the number of shares of our common stock issuable upon conversion of the notes, is subject to adjustment. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease.

	Principal amount
	of notes		Shares of	Shares of
	beneficially	Percentage of	common stock	common stock
	owned that	notes	beneficially	that may
Name of beneficial owner	may be sold	outstanding	owned (1)	be sold

American Investors Life Insurance Company	$200,000	*	6,944	6,944
BNP Paribas Equity Strategies SNC(2)	$1,000,000	*	68,849 (3)	34,722
Dodeca Fund, L.P.	$800,000	*	27,778	27,778
Man Convertible Bond Master Fund, Ltd.(4)(5)	$13,625,000	9.08%	473,090	473,090
MSD TCB, L.P.(6)	$9,500,000	6.33%	329,861	329,861
Pioneer High Yield Fund(7)(8)	$37,200,000	24.80%	1,291,667	1,291,667
Pioneer High Yield VCT Portfolio(8)	$200,000	*	6,944	6,944
Pioneer Strategic Income Fund(8)	$100,000	*	3,472	3,472
St. Thomas Trading, Ltd.(5)(9)	$22,355,000	14.90%	776,215	776,215
Total Securities that may be sold:	$150,000,000	—	—	5,208,333

*	Less than 1%

(1)	The numbers in this column include the notes held by each beneficial owner, as converted to shares of our common stock at the current conversion rate of $28.80 per share and any additional shares of our common stock held by each beneficial owner.

(2)	BNP Paribas Equity Strategies SNC is an affiliate of a broker-dealer, but is not an underwriter of the notes or shares of our common stock. It purchased the notes to be resold in the ordinary course of business and without agreements, intentions or understandings, directly or indirectly, to distribute the notes or shares.

(3)	This number includes the notes, as converted to shares of our common stock at the current conversion rate of $28.80, held by BNP Paribas Equity Strategies SNC. Also included in this number are 34,127 shares of our common stock beneficially owned by BNP Paribas Equity Strategies SNC.

(4)	If Man Convertible Bond Master Fund, Ltd. converted all of its notes to shares of our common stock, it would own approximately 1.33% of our common stock outstanding as of February 28, 2002.

(5)	Marin Capital Partners, L.P. is the investment advisor of this selling securityholder. Marin Capital has investment control over the notes and shares held by this securityholder and consequently shares the beneficial ownership of these securities.

(6)	MSD Capital, Ltd. is the general partner of MSD TCB, L.P. (formerly MSD Portfolio L.P. — Investments). MSD Capital has voting control over the securities held by MSD TCB, L.P. and consequently shares beneficial ownership of these securities.

(7)	If Pioneer High Yield Fund converted all of its notes to shares of our common stock, it would own approximately 3.62%% of our common stock outstanding as of February 28, 2002.

(8)	Pioneer High Yield Fund, Pioneer High Yield VCT Portfolio and Pioneer Strategic Income Fund are affiliates of a broker-dealer, but none is an underwriter of the notes or shares of our common stock. Each purchased the notes to be resold in the ordinary course of business and without agreements, intentions or understandings, directly or indirectly, to distribute the notes or shares.

(9)	If St. Thomas Trading, Ltd. converted all of its notes to shares of our common stock, it would own approximately 2.24% of our common stock outstanding as of February 28, 2002.